FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Mortgage Securities, Inc.	**0001199476**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, January 16, 2004, Series 2004-1	**333-100675**

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 16, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By: ______________________________
Name: Michael Commaroto
Title: President

By: ______________________________
Name: Steve Katz
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Please calculate the CDR and CNL that the bond can sustain until it starts to lose principal, and provide the following output.

Please run cashflows to maturity with 100% advancing, triggers functional, a 12-month lag for newly originated loans, and use ACA's prepayment speed vectors seasoning adjusted for FRM and ARM loans (prepayment vectors apply to voluntary prepayments only – defaults are in addition to the prepayment curves).

I will also need the average spread net of all fees and IO, the collateral duration, and a zip code breakdown (please highlight northern and southern CA zip codes).

A5

Interest Rate Stresses		Severity	WAL	CDR	Cum Net Loss	Collateral Duration	Discount Margin	Assumed Price
Forward Libor		40%	6.55	8.35%	9.76%	2.65 x	5.85	99.778073
Forward + 200		40%	6.61	8.10%	9.51%	2.65 x	5.85	
Forward + 400		40%	6.66	7.85%	9.25%	2.65 x	5.86	
Forward Libor Vector*		40%	6.61	8.10%	9.51%	2.65 x	5.85	
Severity Stresses								
Forward Libor		70%	7.21	4.65%	10.21%	2.77 x	5.78	
Prepayment Stresses	CPR							
Forward Libor + 200	15%	40%	12.86	7.20%	11.85%	3.45 x	5.94	
Forward Libor + 400	15%	40%	12.95	7.00%	11.60%	3.46 x	5.97	
Forward Libor + 200	40%	50%	3.71	12.00%	6.91%	1.59 x	5.71	
Forward Libor + 400	40%	50%	3.71	12.00%	9.96%	1.59 x	5.71	
Forward Libor Vector*	40%	50%	3.71	12.00%	9.96%	1.59 x	5.71	
Forward Libor + 200	50%	70%	3.15	13.75%	12.38%	1.28 x	5.63	
Basis Risk Stress							Solve for DM	Assumed Price
Forward Libor + 400	15% FRM 35% ARM	50%	11.68	2.50%	6.19%	3.75 x	5.89	

* Forward LIBOR + 100 first 12 months, Forward LIBOR + 200 months 13 - 24,
Forward LIBOR + 300 months 25-36, Forward LIBOR + 400 thereafter

A-6

Interest Rate Stresses		Severity	WAL	CDR	Cum Net Loss	Collateral Duration	Discount Margin	Assumed Price
Forward Libor		40%	5.63	8.35%	9.76%	2.65 x	4.81	99.898853
Forward + 200		40%	5.64	8.10%	9.51%	2.65 x	4.81	
Forward + 400		40%	5.65	7.85%	9.25%	2.65 x	4.83	
Forward Libor Vector*		40%	5.64	8.10%	9.51%	2.65 x	4.81	
Severity Stresses								
Forward Libor		70%	5.74	4.65%	10.21%	2.77 x	4.79	
Prepayment Stresses	CPR							
Forward Libor + 200	15%	40%	6.72	7.20%	11.85%	3.45 x	4.76	
Forward Libor + 400	15%	40%	6.73	7.00%	11.60%	3.46 x	4.76	
Forward Libor + 200	40%	50%	5.33	7.90%	6.91%	1.60 x	4.82	
Forward Libor + 400	40%	50%	5.34	7.90%	6.91%	1.60 x	4.82	
Forward Libor Vector*	40%	50%	5.34	7.90%	6.91%	1.60 x	4.82	
Forward Libor + 200	50%	70%	4.26	6.40%	6.15%	1.26 x	4.76	
Basis Risk Stress							Solve for DM	Assumed Price
Forward Libor + 400	15% FRM 35% ARM	50%	6.78	2.50%	6.19%	3.75 x	4.76	

* Forward LIBOR + 100 first 12 months, Forward LIBOR + 200 months 13 - 24,
Forward LIBOR + 300 months 25-36, Forward LIBOR + 400 thereafter

		at pricing Excess Spread (bp)
1	2/25/2004	329
2	3/25/2004	321
3	4/25/2004	315
4	5/25/2004	312
5	6/25/2004	306
6	7/25/2004	302
7	8/25/2004	308
8	9/25/2004	302
9	10/25/2004	297
10	11/25/2004	289
11	12/25/2004	283
12	1/25/2005	275
13	2/25/2005	280
14	3/25/2005	275
15	4/25/2005	266
16	5/25/2005	259
17	6/25/2005	251
18	7/25/2005	243
19	8/25/2005	247
20	9/25/2005	239
21	10/25/2005	245
22	11/25/2005	238
23	12/25/2005	234
24	1/25/2006	239
25	2/25/2006	256
26	3/25/2006	252
27	4/25/2006	248
28	5/25/2006	245
29	6/25/2006	243
30	7/25/2006	240
31	8/25/2006	238
32	9/25/2006	235
33	10/25/2006	233
34	11/25/2006	230
35	12/25/2006	227
36	1/25/2007	225
37	2/25/2007	222
38	3/25/2007	222
39	4/25/2007	220
40	5/25/2007	218
41	6/25/2007	215
42	7/25/2007	213
43	8/25/2007	211
44	9/25/2007	208
45	10/25/2007	206
46	11/25/2007	203
47	12/25/2007	201
48	1/25/2008	198
49	2/25/2008	197
50	3/25/2008	197
51	4/25/2008	196
52	5/25/2008	196
53	6/25/2008	195
54	7/25/2008	195
55	8/25/2008	195

56	9/25/2008	194
57	10/25/2008	194
58	11/25/2008	194
59	12/25/2008	193
60	1/25/2009	193
61	2/25/2009	192
62	3/25/2009	192
63	4/25/2009	191
64	5/25/2009	191
65	6/25/2009	190
66	7/25/2009	189
67	8/25/2009	189
68	9/25/2009	188
69	10/25/2009	188
70	11/25/2009	187
71	12/25/2009	186
72	1/25/2010	186
73	2/25/2010	185
74	3/25/2010	184
75	4/25/2010	183
76	5/25/2010	182
77	6/25/2010	182
78	7/25/2010	181
79	8/25/2010	181
80	9/25/2010	181
81	10/25/2010	181
82	11/25/2010	182
83	12/25/2010	182
84	1/25/2011	182
85	2/25/2011	183
86	3/25/2011	182
87	4/25/2011	180
88	5/25/2011	179
89	6/25/2011	178
90	7/25/2011	177
91	8/25/2011	176
92	9/25/2011	175
93	10/25/2011	174
94	11/25/2011	174
95	12/25/2011	173
96	1/25/2012	172
97	2/25/2012	172
98	3/25/2012	171

Given : Price		50PPC*
100.000000	Yield	1.304
	Discount Margin	19.000
	Avg Life	1.9347
	Modified Duration	1.9181
	First Payment Date	Feb-04
	Last Payment Date	Jan-08

DMSI 04-1 Group 3

Breakeven Runs

Assumptions:
1) Prepayment - pricing
2) Severity - 40%
3) Lag Months = 6
4) Triggers On
5) Forward LIBOR

M3	
CDR %	**Total Collateral Loss %**
4.15%	5.41%

DMSI 04-1 Group 3

Breakeven Runs

Assumptions:
1) Prepayment - see below
2) Severity - see below
3) Lag Months = 6
4) Triggers On
5) Forward Libor

			M1			M2		
Scenario	**Speed**	**Severity**	**CDR %**	**Total Collateral Loss %**	**WAL**	**CDR %**	**Total Collateral Loss %**	**WAL**
1	Pricing Speed	35%	7.75%	8.07%	12.76	6.00%	6.52%	14.58
2	1.5x Pricing Speed	35%	8.15%	5.97%	8.81	5.95%	4.51%	10.15
3	Pricing Speed	45%	5.95%	8.32%	13.36	4.65%	6.73%	15.10
4	1.5x Pricing Speed	45%	6.30%	6.11%	9.13	4.55%	4.53%	10.34

DMSI 04-1 Group 3

Breakeven Runs

Assumptions:
1) Prepayment - pricing
2) Severity - 25%
3) Lag Months = 6
4) Triggers On
5) Libor - see below

	M1	
LIBOR	**CDR %**	**Total Collateral Loss %**
Forward	10.90%	7.53%
Forward +200	10.55%	7.35%